UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 9, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH eREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4250978
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

C20 Controlled Subsidiary – Alexandria, VA

On March 9, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, C20 (the “C20 Controlled Subsidiary”), for an initial purchase price of approximately $35,880,000, which is the initial stated value of our equity interest in the C20 Controlled Subsidiary (the “C20 Investment”). The C20 Controlled Subsidiary used the proceeds to close on the acquisition of three buildings situated on an approximately 13 acre site (the “C20 Property”). The C20 Property includes a two story Class B office building, a retail strip center, and an industrial/flex building totaling approximately 290,000 gross square feet and approximately 252,000 net rentable square feet. We anticipate the property will have future redevelopment potential of more than 3,000,000 developable square feet of density based on the approval of the 2019 Eisenhower East Small Area Plan by the City of Alexandria, VA City Council. The closing of both the C20 Investment and the C20 Property occurred concurrently.

The C20 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the C20 Investment, we have full authority for the management of the C20 Controlled Subsidiary, including the C20 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the C20 Investment, paid directly by the C20 Controlled Subsidiary.

The total acquisition price of the C20 Property is approximately $74,380,000, including the acquisition fee of approximately $686,000, legal fees, and miscellaneous closing costs. Simultaneous with the closing of the C20 Investment, senior financing was provided through a $38,500,000 loan from Citizens Bank (the “C20 Senior Loan”). The loan features a 5-year term and 5 years interest-only at a floating rate of 1.50% over LIBOR. At closing, C20 entered into an interest rate swap agreement with Citizens Bank at a fixed rate of 0.7075% plus a 1.50% spread for a total fixed rate of approximately 2.21% over the initial term. The C20 Senior Loan features a loan to value ratio, or LTV ratio, of approximately 51.0% based on the third party appraised value of $75,000,000, as of January 2020. The LTV ratio is the amount of the C20 Senior Loan, divided by the third party appraised value of the C20 Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

As of March 3, 2020, the C20 Property was approximately 94% occupied.

The C20 Property is located in the Carlyle District of Alexandria, VA. The area includes a vibrant complex of office, apartment, hotel and retail uses, including the US Patent and Trade Office Headquarters, an 11-building complex housing over 10,000 employees, which sits directly across the street from the C20 Property. The National Science Foundation headquarters, located approximately two blocks away, was completed in 2017 and currently employs approximately 2,100 employees. The C20 Property is within a five-minute walk to the Eisenhower Avenue Metrorail station and four stops from Amazon’s HQ2.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Average Cash on Cash Returns	Total Acquisition Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
C20	10.6% - 14.8%	8.3%	$74,380,000	3.0%	3.0%	5.3% - 6.0%	5 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT V, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 4, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH eREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 13, 2020